UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

1 rue Hildegard Von Bingen

L-1282, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

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Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Atento Reports Fiscal 2022 Second Quarter and First Half Results

Demanding quarter, but management believes positive inflection point has been reached with strong 2H trend underway

Record June sales of $34 million and Total Annual Value of Sales in Q2 increasing 16.4% to $54.7 million, growing to 60% in hard currency

Accelerated 2022 cost efficiency program, targeting $15 million in cost reductions by year-end, or $25 million on annualized basis

Cash position rose 6.1% to healthy $103 million, with strong free cash flow turnaround to positive $5 million, versus negative $26 million in 2Q21 and negative $65 million in 1Q22

Working capital improved to positive $9 million in 2Q22, versus negative $25 million in 2Q21

Due to uncertain macroeconomic conditions, annual guidance revised to flat revenue growth, EBITDA margin of 11.5% to 12.5%, and leverage ratio of 3.0x to 3.5x

Strong year-end exit rate forecasted, based on sales momentum and improving cost structure

NEW YORK, August 03, 2022 – Atento S.A. (NYSE: ATTO) (“Atento” or the “Company”), one of the five largest providers of Customer Relationship Management and Business Process Outsourcing (CRM / BPO) services worldwide and sector leader in Latin America, announced today its second quarter operating and financial results for the period ending June 30, 2022. All comparisons in this announcement are year-over-year (YoY) and in constant-currency (CCY), unless otherwise noted.

Volume recovery slower than expected

•	Total Annual Value of sales (TAV) increased 16.4% to $54.7 million, growing 88.7% in hard currencies that accounted for 60.2% of TAV
•	Excluding the effect of a large one-time Covid-19 services contract signed with State of Maryland in first quarter 2021, TAV would have increased 27.7% in first-half 2022
•	Revenue decreased 4.0% to $363.8 million, with Multisector and Telefónica (TEF) sales decreasing 3.3% and 5.5%, respectively, due to lower client volumes, mainly in Brazil and the US, partially offset by inflation pass-through
•	Hard-currency revenues expanded to 26% of total revenue
•	Brazil TEF sales declined 14.7%, due to the cost-cutting program that this client implemented in the first quarter, which requires reduced CX volumes

EBITDA impacted by reduced volumes, additional one-time severance costs and higher inflation

•	EBITDA decreased 44.2% to $28.5 million on aforementioned declines in Multisector and TEF sales, coupled with high severance costs related to new cost efficiency initiatives, ramp up of new client programs and higher inflation, as well as positive one-offs in second quarter of 2021
•	Decrease in EBITDA and 543 bps margin contraction were partially offset by improved inflation pass-through
•	Net loss of $12.1 million, or negative EPS of $0.83, mainly due to net financial expenses of $12.9 million, $8.7 million of which was non-cash items related to change in fair value of hedges
•	Cash financial costs were $29.6 million, of which $20.9 million was a bond interest payment and other interest expenses, primarily those related to the Company’s hedges and bank credit facilities
•	Free cash flow of $4.5 million
•	Despite decreased EBITDA, improved working capital management and lower Capex resulted in positive operating cash flow of $7 million
•	Healthy exit rate at quarter-end, with revenue, EBITDA and operating cash flow forecasted to accelerate during second half of year

Healthy cash position

•	Healthy cash position of $102.9 million, including $75 million from existing credit revolvers
•	At the end of 2Q22, LTM net debt-to-EBITDA was 5.3x, or 3.8x when excluding EBITDA impact of cyberattack in Q4 2021
•	Shareholders’ equity was negative $130.9 million at June 30, 2022, mainly due to $108.5 million in financial items consisting of $68.8 million in balance sheet and P&L conversion, $39.7 million in financial costs and a negative net $7.1 million change in fair value of hedging instruments

1

Additional cost reduction initiatives

•	Cost reduction initiatives began in April 2022, focused on two areas: SG&A efficiencies, Labor Cost/Headcount and 360° Vendor Revision
•	Reduction of fixed costs expected to reach $25 million on an annualized basis ($15 million realizing through July)

Summarized Consolidated Financials

($ in millions except EPS)	Q2 2022	Q2 2021	CCY Growth (1)	YTD 2022	YTD 2021	CCY Growth (1)
Income Statement (5)
Revenue	363.8	382.7	-4.0%	720.4	753.3	-3.2%
EBITDA	28.5	50.7	-44.2%	63.5	89.8	-29.5%
EBITDA Margin	7.8%	13.3%	-5.4 p.p.	8.8%	11.9%	-3.1 p.p.
Net Loss (2)	(12.1)	(14.7)	-19.0%	(82.6)	(34.9)	-134.7%
Earnings Per Share on the reverse split basis (2) (4)	($0.83)	($1.05)	N.M.	($5.66)	($2.48)	N.M.
Cash Flow, Debt and Leverage
Net Cash Used in Operating Activities	27.5	14.9		(15.6)	14.4
Cash and Cash Equivalents	102.9	153.8		102.9	153.8
Net Debt (3)	633.1	589.5		633.1	589.5
Net Leverage (3)	5.3x	4.0x		5.3x	4.0x
Net Leverage (w/o Cyber Q4-2021) (3)	3.8x	4.0x		3.8x	4.0x

(1) Unless otherwise noted, all results are for Q2; all revenue growth rates are on a constant currency basis, year-over-year; (2) Reported Net Loss and Earnings per Share (EPS) include the impact of non-cash foreign exchange gains/losses on intercompany balances; (3) Includes IFRS 16 impact in Net Debt and Leverage; (4) Earnings per share on the reverse split basis is calculated with weighted average number of ordinary shares outstanding. (5) The following selected financial information are unaudited.

Message from Management

The second quarter was a challenging one, as the recovery in volumes was slower than our expectations, with continued higher inflation across our markets and one-off costs on accelerating structural efficiency programs.

However, based on strong sales in June and July and a growing pipeline, we are expecting 2022 to be the fourth consecutive year of record sales. Moreover, with the investments that we made in further reducing Atento’s cost structure, we expect to reap the benefits of $25 million in annualized cost savings, as revenues rise and we continue ramping up new client programs during the remainder of the year and into 2023.

A new account management structure combined with expanding partnerships and effective channel marketing are enabling us to sell more, sell better and sell what we want, namely delivering higher-value services to higher-growth, higher-margin clients. A more effective sales organization also means increasing hard currency revenues, which represented 60% of sales in Q2, versus 37% last year.

Also encouraging was the nearly $5 million in free cash flow that we generated in the quarter, which allowed us to finish with healthy cash position. The cash flow reflects not just a leaner cost structure, but also greater efficiencies, including significantly better working capital management, thanks to new processes and systems that have been implemented to improve the core of our organization. After passing the halfway mark, we remain ahead of plan with regard to inflation pass-through, which we still expect to be approximately 80% of total contract value by year-end.

Given the uncertain macroeconomic conditions, annual guidance was revised to flat revenue growth, EBITDA margin of 11.5% to 12.5%, and a leverage ratio of 3.0 to 3.5x. Although we have revised guidance downward, we still forecast a healthy exit rate at the end of the year, in terms of revenue growth and EBITDA margin, putting us back on a course for much-improved cash flow and debt leverage in 2023.

Carlos López-Abadía	Sergio Passos
Chief Executive Officer	Chief Financial Officer

2

Second Quarter Segment Reporting

Brazil

($ in millions)	Q2 2022	Q2 2021	CCY growth	YTD 2022	YTD 2021	CCY growth
Brazil Region
Revenue	156.3	156.0	-6.9%	302.6	304.9	-6.5%
EBITDA	15.0	22.7	-38.6%	36.7	41.4	-17.1%
EBITDA Margin	9.6%	14.5%	-5.0 p.p.	12.1%	13.6%	-1.5 p.p.
Profit/(loss) for the period	(10.1)	0.5	N.M.	(9.2)	(4.4)	-114.0%
Brazil Revenue Mix	H1 2022			H1 2021

Brazil revenue decreased 6.9% in the second quarter to $156.3 million, mainly due to a 14.7% decline in TEF revenue, as this client implemented a cost-cutting program in the first quarter, which requires reduced CX volumes. Multisector revenues decreased 3.8%, mostly related to volume reductions. Multisector sales accounted for 74.7% of revenue in the quarter, down 237 bps compared to last year’s comparable quarter.

EBITDA in Brazil decreased 38.6% to $15.0 million, with the corresponding margin declining 500 bps to 9.6%, mainly due to tax credits that benefited 2Q21 profitability and to union agreements signed in 1Q22, partially offset by inflation pass-through negotiation and improved cost efficiencies.

Americas Region

($ in millions)	Q2 2022	Q2 2021	CCY growth	YTD 2022	YTD 2021	CCY growth
Americas Region
Revenue	149.7	164.2	-4.1%	296.4	318.4	-2.0%
EBITDA	7.8	16.5	-50.9%	17.0	29.3	-39.3%
EBITDA Margin	5.2%	10.0%	-4.8 p.p.	5.7%	9.2%	-3.5 p.p.
Profit/(loss) for the period	(3.3)	(0.1)	N.M.	(11.6)	(1.7)	N.M
Americas Revenue Mix	H1 2022			H1 2021

Second quarter revenue declined 4.1% to $149.7 million in the Americas region. Multisector sales decreased 5.0% to 67.9% of revenue, due to a temporary Covid-19 contract, lower volumes related to the higher absentee rates, and the loss of several client programs, partially offset by volumes stemming from new client wins. Most reductions in client volumes were in the US and Mexico, with the latter being impacted by changes in Mexico’s outsourcing regulations, while South American countries had slight increases in volumes.

Americas EBITDA decreased 50.9% to $7.8 million, due to a 480 bps contraction in the corresponding margin. The margin decline was due to the aforementioned volume reductions and to cost increases stemming mostly from hyper-inflation in certain countries.

3

EMEA Region

($ in millions)	Q2 2022	Q2 2021	CCY growth	YTD 2022	YTD 2021	CCY growth
EMEA Region
Revenue	59.4	63.6	5.6%	123.8	132.7	2.6%
EBITDA	3.2	6.7	-46.2%	6.8	13.3	-44.0%
EBITDA Margin	5.4%	10.6%	-5.2 p.p.	5.5%	10.0%	-4.5 p.p.
Profit/(loss) for the period	1.9	0.9	146.4%	1.8	1.8	-0.1%
EMEA Revenue Mix	H1 2022			H1 2021

Second quarter EMEA revenue increased 5.6% to $59.4 million, with Multisector sales increasing 6.8% and TEF sales rising 4.3%. Sales in the latter category still benefited from TEF shifting volumes to Atento, as this client recently consolidated the number of CX providers it utilizes. Multisector sales rose on new sales, mainly driven by the insurance sector.

EBITDA decreased 46.2% in EMEA on a 520 bps margin contraction stemming from offshore to onshore business coverage mix. For the quarter, EMEA EBITDA accounted for 11.2% of consolidated EBITDA.

Cash Flow

Cash Flow Statement ($ in millions)	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Cash and cash equivalents at beginning of period	97.0	176.1	128.9	209.0
Net Cash from Operating activities	27.5	14.9	(15.6)	14.4
Net Cash used in Investing activities	(8.6)	(16.2)	(18.4)	(23.7)
Net Cash (used in)/ provided by Financing activities	(10.7)	(30.8)	2.1	(45.2)
Net (increase/decrease) in cash and cash equivalents	8.2	(32.1)	(32.0)	(54.5)
Effect of changes in exchanges rates	(2.3)	9.8	6.0	(0.7)
Cash and cash equivalents at end of period	102.9	153.8	102.9	153.8

Indirect Cash Flow View – Q2 2022 ($ in millions)

4

Although EBITDA decreased during the second quarter, improved working capital management as well as lower Capex and tax payments resulted in $7.7 million of operating cash flow and $4.5 million of free cash flow. The free cash flow was partially offset by $3.2 million in net financial expenses., which were primarily due to the impact of the Brazilian Reais’ appreciation and a higher CDI rate on the Company’s currency hedge.

Indebtedness & Capital Structure

US$MM	Maturity	Interest Rate	Outstanding Balance Q2 2022
SSN (1) (USD)	2026	8.0%	504.5
Super Senior Credit Facility	2023	4.5%	43.7
Other Borrowings and Leases	2025	Variable	48.4
BNDES (BRL)	2022	TJLP + 2.0%	0.1
Debt with Third Parties			596.7
Leasing (IFRS 16)			139.3
Gross Debt (Debt with Third Parties + IFRS 16)			736.0
Cash and Cash Equivalents			102.9
Net Debt			633.2
(1)	Notes are protected by certain hedging instruments, with the coupons hedged through maturity, while the principal is hedged for a period of 3 years. The instruments consist mainly of cross-currency swaps in BRL, PEN and Euro.

At June 30, 2022, Gross debt totaled $736.0 million, or $596.7 million when excluding lease obligations under IFRS 16. With cash and cash equivalents of $102.9 million, net debt was $633.2 million at the end of the quarter. Approximately $89.2 million in revolving credit facilities were available at quarter-end, of which $74.6 million was drawn from existing and new credit facilities.

At the end of the second quarter, LTM net debt-to-EBITDA was 5.3x, or 3.8x when excluding the one-time EBITDA impact of the cyberattack in Q4 2021. The Company finished the quarter with a comfortable maturity profile going out to 2026.

Fiscal 2022 Guidance

	YTD22 Reported	2022 Guidance
Revenue growth (in constant currency)	-3.2%	Flat
EBITDA margin	8.8%	11.5% - 12.5%
Leverage (x)	5.3x	3.0x - 3.5x

5

Conference Call

Atento will host a conference call and webcast on Thursday, August 04, 2022, at 8:30 am ET to discuss the Company’s fiscal second quarter 2022 operating and financial results. The conference call can be accessed by dialing: USA: +1 (866) 807-9684; UK: (+44) 20 3514 3188; Brazil: (+55) 11 4933-0682; Spain: (+34) 80 030-0687; or International: (+1) 412 317 5415. No passcode is required. Individuals who dial in will be asked to identify themselves and their affiliations. A live webcast of the conference call will be available on Atento's Investor Relations website at investors.atento.com (click here). A web-based archive of the conference call will also be available at the website.

About Atento

Atento one of the largest CRM / BPO providers worldwide and sector leader in Latin America and global provider for client relationship management and business process outsourcing services. Since 1999, the company has developed its business model in 13 countries with a workforce of 131,000 employees. Atento has over 400 clients for which it provides a wide range of CRM/BPO services through multiple channels. Its clients are leading multinational companies in the technology, digital, telecommunications, finance, health, consumer and public administration sectors, amongst others. Atento trades under ATTO on the New York Stock Exchange. In 2019, Atento was recognized by Great Place to Work® as one of the 25 World’s Best Multinational Workplaces and as one of the Best Places to Work in Latin America. For more information www.atento.com

Media Relations

press@atento.com

Investor and analyst inquiries

Hernan van Waveren

+1 979-633-9539

hernan.vanwaveren@atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento’s current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. In particular, the COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting the global economy and Atento’s industry, and consequently adversely affecting the Company’s business, results of operation and cash flows and, as conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have. Risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients' needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the comp any with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

6

SELECTED FINANCIAL DATA:

The following selected financial information are preliminary, unaudited and are based on management's initial review of operations for the second quarter ended June 30, 2022 and remain subject to the completion of the Company's customary annual closing and review procedures.

Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2021 and 2022

	For the three months ended June 30			For the six months ended June 30
($ million, except percentage changes)	2022	2021	Change (%)	Change excluding FX (%)	2022	2021	Change (%)	Change excluding FX (%)
	(unaudited)				(unaudited)
Revenue with third parties	363.8	382.7	(4.9)	(4.0)	720.4	753.3	(4.4)	(3.2)
Other operating income	0.5	2.0	(75.0)	(73.7)	11.9	3.3	N.M.	N.M.
Operating expenses:
Supplies	(30.1)	(28.7)	4.9	3.8	(57.5)	(49.7)	15.7	16.2
Employee benefit expenses	(283.6)	(289.9)	(2.2)	(0.9)	(562.9)	(572.8)	(1.7)	(0.3)
Depreciation	(18.2)	(17.5)	4.0	2.8	(36.4)	(35.2)	3.4	2.8
Amortization	(13.3)	(10.9)	22.0	19.8	(25.2)	(23.7)	6.3	6.3
Changes in trade provisions	0.1	0.1	-	0.0	(0.1)	1.6	N.M.	N.M.
Other operating expenses	(22.3)	(15.4)	44.8	51.7	(48.4)	(46.1)	5.0	7.3
Operating profit	(2.9)	22.3	(113.0)	(113.0)	1.8	30.9	(94.2)	(94.2)
Finance income	2.8	6.5	(56.9)	(50.0)	4.3	9.6	(55.2)	(48.2)
Finance costs	(20.4)	(22.3)	(8.5)	(9.3)	(38.6)	(46.6)	(17.2)	(17.7)
Change in fair value of financial instruments	(8.5)	(10.8)	(21.3)	(21.3)	(68.7)	(24.5)	N.M.	N.M.
Net foreign exchange loss	13.2	(1.5)	N.M.	N.M.	10.3	5.8	77.6	68.9
Net finance expense	(12.9)	(28.0)	(53.9)	(55.7)	(92.6)	(55.8)	65.9	62.5
Profit/(loss) before income tax	(15.8)	(5.7)	N.M.	132.4	(90.8)	(24.9)	N.M.	N.M.
Income tax benefit/(expense)	3.7	(9.0)	(141.1)	(145.1)	8.2	(10.0)	N.M.	N.M.
Profit/(loss) for the period	(12.1)	(14.7)	(17.7)	(19.0)	(82.7)	(34.9)	137.0	134.7
Other financial data:
EBITDA (1) (unaudited)	28.5	50.7	(43.8)	(44.2)	63.5	89.8	(29.3)	(29.5)

(1) In considering the financial performance of the business, our management analyzes the financial performance measure of EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance expense, income taxes and depreciation and amortization. EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure to EBITDA is profit/(loss) for the year/period.

N.M. means not meaningful

7

Consolidated Statements of Operations by Segment for the Three and Six Months Ended June 30, 2021 and 2022

($ in millions, except percentage changes)	For the three months ended June 30		Change (%)	Change Excluding FX (%)	For the six months ended June 30		Change (%)	Change Excluding FX (%)
	2022	2021			2022	2021
Revenue:	(unaudited)				(unaudited)
Brazil	156.3	156.0	0.2	(6.9)	302.6	304.9	(0.8)	(6.5)
Americas	149.7	164.2	(8.8)	(4.1)	296.4	318.4	(6.9)	(2.0)
EMEA	59.4	63.6	(6.6)	5.6	123.8	132.7	(6.7)	2.6
Other and eliminations (1)	(1.6)	(1.1)	45.5	33.3	(2.4)	(2.7)	(11.1)	(7.7)
Total revenue	363.8	382.7	(4.9)	(4.0)	720.4	753.3	(4.4)	(3.2)
Operating expenses:
Brazil	(160.5)	(148.6)	8.0	0.3	(313.3)	(299.4)	4.6	(1.4)
Americas	(154.0)	(160.6)	(4.1)	1.0	(302.8)	(314.0)	(3.6)	1.5
EMEA	(59.7)	(61.6)	(3.1)	9.5	(123.9)	(128.3)	(3.4)	6.3
Other and eliminations (1)	6.8	8.5	(20.0)	(20.0)	9.6	15.8	(39.2)	(41.8)
Total operating expenses	(367.4)	(362.3)	1.4	2.5	(730.4)	(725.9)	0.6	2.0
EBITDA (2):
Brazil	15.0	22.7	(33.9)	(38.6)	36.7	41.4	(11.4)	(17.1)
Americas	7.8	16.5	(52.7)	(50.9)	17.0	29.3	(42.0)	(39.3)
EMEA	3.2	6.7	(52.2)	(46.2)	6.8	13.3	(48.9)	(44.0)
Other and eliminations (1)	2.5	4.8	(47.9)	(47.9)	3.0	5.8	(48.3)	(46.4)
Total EBITDA (unaudited)	28.5	50.7	(43.8)	(44.2)	63.5	89.8	(29.3)	(29.4)
Brazil	(10.1)	0.5	N.M.	N.M.	(9.2)	(4.4)	109.1	114.0
Americas	(3.3)	(0.1)	N.M.	N.M.	(11.6)	(1.7)	N.M.	N.M.
EMEA	1.9	0.9	111.1	146.4	1.8	1.8	0.0	0.1
Other and eliminations (1)	(0.6)	(16.0)	(96.3)	(96.2)	(63.7)	(30.6)	108.2	106.8
Profit/(loss)	(12.1)	(14.7)	(17.7)	(18.8)	(82.7)	(34.9)	137.0	134.9

(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.

(2) In considering the financial performance of the business, our management analyzes the financial performance measure of EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance expense, income taxes and depreciation and amortization. EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure to EBITDA is profit/(loss) for the year/period.

IFRS 16 Effect ($ million)

The following table intends to represent the effect of EBITDA before and after IFRS 16 lease accounting standards.

IFRS 16: Effect	1H 2022	1H 2021
EBITDA	63.5	89.8
Lease payments	(26.8)	(26.0)
EBITDA w/o IFRS 16	36.7	63.8
Depreciation & Amortization	(20.3)	(21.2)
Finance costs	(6.5)	(6.5)
IFRS 16 total (loss)/expense	(26.8)	(27.7)

8

Balance Sheet ($ Thousands)

ASSETS	June 30, 2022	December 31, 2021
	(unaudited)	(audited)
NON-CURRENT ASSETS	577,145	606,138

Property, plant and equipment	79,294	81,395
Goodwill	94,943	91,941
Right-of-use assets	125,446	142,705
Intangible assets	87,550	104,886
Non-current financial assets	58,851	57,847
Derivative financial instruments	4,104	12,757
Other taxes recoverable	4,522	4,505
Deferred tax assets	122,435	110,102

CURRENT ASSETS	453,826	501,638

Trade and other receivables	298,935	326,208
Derivative financial instruments	609	3,235
Other taxes receivable	50,415	42,627
Other current financial assets	958	744
Cash and cash equivalents	102,909	128,824

TOTAL ASSETS	1,030,971	1,107,776

9

LIABILITIES AND SHAREHOLDERS’ EQUITY	June 30, 2022	December 31, 2021
	(unaudited)	(audited)

NON-CURRENT LIABILITIES	716,456	683,543

Debt with third parties	583,093	599,262
Derivative financial instruments	78,406	26,302
Provisions and contingencies	42,662	37,672
Non-trade payables	10,869	18,654
Other taxes payable	1,426	1,653

CURRENT LIABILITIES	445,440	437,108

Debt with third parties	154,385	119,017
Derivative financial instruments	48,996	29,646
Trade and other payables	229,845	271,429
Provisions and contingencies	12,214	17,016

TOTAL LIABILITIES	1,161,896	1,120,651

TOTAL EQUITY	(130,925)	(12,875)

10

Cash Flow ($ million)

	For the three months ended June 30,		For the six months ended June 30,
	2021	2022	2021	2022
	(unaudited)		(unaudited)
Operating activities
Loss before income tax	(5.7)	(15.8)	(24.9)	(90.8)
Adjustments to reconcile loss before income tax to net cash flows:
Amortization and depreciation	28.5	31.4	58.9	61.6
Changes in trade provisions	(0.1)	(0.1)	(1.6)	0.1
Share-based payment expense	4.1	0.7	6.2	3.2
Change in provisions	6.0	4.5	14.7	15.8
Grants released to income	(0.3)	0.2	(0.4)	(0.1)
Losses on disposal of property, plant and equipment	(0.1)	0.3	-	0.6
Finance income	(6.5)	(2.7)	(9.6)	(4.3)
Finance costs	22.3	20.3	46.6	38.6
Net foreign exchange differences	1.5	(12.5)	(5.9)	(8.6)
Change in fair value of financial instruments	10.8	8.6	24.5	68.9
Change in other (gains)/ losses and own work capitalized	-	1.6	-	1.3
	66.2	52.2	133.4	177.1
Changes in working capital:
Changes in trade and other receivables	(9.5)	11.1	(45.5)	6.0
Changes in trade and other payables	8.2	(19.6)	25.4	(67.7)
Other assets/(payables)	(24.9)	0.3	(23.7)	9.4
	(26.2)	(8.2)	(43.8)	(52.3)

Interest paid	(2.4)	(3.3)	(31.7)	(29.4)
Interest received	-	0.1	7.8	0.4
Income tax paid	(8.2)	(6.3)	(12.2)	(9.3)
Other payments	(8.8)	8.8	(14.2)	(11.3)
	(19.4)	(0.7)	(50.3)	(49.6)
Net cash flows from operating activities	14.9	27.5	14.4	(15.6)
Investing activities
Payments for acquisition of intangible assets	0.4	(0.3)	(0.5)	(2.4)
Payments for acquisition of property, plant and equipment	(16.6)	(8.3)	(23.2)	(16.0)
Net cash flows used in investing activities	(16.2)	(8.6)	(23.7)	(18.4)
Financing activities
Proceeds from borrowing from third parties	-	53.3	501.8	147.0
Repayment of borrowing from third parties	(10.6)	(49.6)	(518.3)	(118.1)
Payments of lease liabilities	(17.9)	(14.4)	(26.0)	(26.8)
Payments of financial instruments	(1.8)	0.0	(1.8)	(0.1)
Acquisition of treasury shares	(0.5)	-	(0.9)	-
Net cash flows provided by/ (used in) financing activities	(30.8)	(10.7)	(45.2)	2.1
Net (decrease)/increase in cash and cash equivalents	(32.1)	8.2	(54.5)	(32.0)
Foreign exchange differences	9.8	(2.3)	(0.7)	6.0
Cash and cash equivalents at beginning of period	176.1	97.0	209.0	128.8
Cash and cash equivalents at end of period	153.8	102.9	153.8	102.9

11

Financing Arrangements

Net debt with third parties as of December 31, 2021 and June 30, 2022 is as follow:

($ million, except Net Debt/ EBITDA LTM(2))	On December 31, 2021	On June 30, 2022
Cash and cash equivalents	128.8	102.9
Debt:
Senior Secured Notes	503.9	504.5
Super Senior Credit Facility	25	43.7
BNDES	0.6	0.1
Lease Liabilities	155.8	139.3
Other Borrowings	32.9	48.4
Total Debt	718.3	736
Net Debt with third parties (1) (unaudited)	589.5	633.1
Net Debt/ EBITDA LTM(2) (non-GAAP) (unaudited)	4.0x	5.3x
(1)	In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.
(2)	EBITDA LTM (Last Twelve Months)

Number of Workstations and Delivery Centers

	Number of Workstations		Number of Service Delivery Centers (1)		Headcount
	2021	2022	2021	2022	2021	2022
Brazil	50,569	40,947	32	27	76,969	68,764
Americas	37,089	35,118	48	44	54,549	49,487
Argentina (2)	3,664	3,133	11	10	6,851	6,291
Central America (3)	2,788	2,772	3	3	5,038	4,415
Chile	2,320	1,171	4	3	5,041	4,784
Colombia	9,798	10,681	9	8	9,807	10,247
Mexico	10,326	9,991	15	15	16,609	13,819
Peru	6,890	6,199	3	2	9,546	8,436
United States (4)	1,303	1,171	3	3	1,657	1,495
EMEA	5,325	5,191	14	14	12,870	12,047
Spain	5,325	5,191	14	14	12,870	12,047
Corporate	-	-	-	-	130	148
Total	92,983	81,256	94	85	144,518	130,446

(1) Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations (2) Includes Uruguay (3) Includes Guatemala and El Salvador (4) Includes Puerto Rico

FX Rates

FX Assumptions (Average)	Q2 2021	Q2 2022
Euro (EUR)	0.83	0.94
Brazilian Real (BRL)	5.47	4.92
Mexican Peso (MXN)	20.33	20.04
Colombian Peso (COP)	3,552.49	3,914.75
Chilean Peso (CLP)	723.99	841.49
Peruvian Soles (PEN)	3.66	3.75
Argentinean Peso (ARS)	88.55	117.97

12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: August 3, 2022.
	By:	/s/ Carlos López-Abadía
Name: Carlos López-Abadía
Title: Chief Executive Officer

	By:	/s/ José Antonio de Sousa Azevedo
Name: José Antonio de Sousa Azevedo
Title: Chief Financial Officer